SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
Avery Dennison Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))
HiMEDS Units, in the form of Corporate HiMEDS Units, stated amount of $50.00 per unit
(Title of Class of Securities)
053611307
(CUSIP Number of Class of Securities)

Susan C. Miller, Esq.
Senior Vice President, General Counsel and Secretary
Avery Dennison Corporation
150 North Orange Grove Boulevard
Pasadena, California 91103
(626) 304-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

Copies to:

J. Scott Hodgkins, Esq.
Wesley C. Holmes, Esq.
Latham & Watkins LLP
355 South Grand Avenue
Los Angeles, CA 90071-1560
(213) 485-1234
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.

Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☑     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION
     This Tender Offer Statement on Schedule TO relates to the pre-commencement communications of an offer by Avery Dennison Corporation, a Delaware corporation (“Avery Dennison”), to exchange its 7.875% HiMEDS Units in the form of Corporate HiMEDS Units, $440 million aggregated stated amount, for shares of Avery Dennison common stock and other consideration, as set forth in the press release attached as Exhibit (a)(5). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.
     Avery Dennison has not commenced the exchange offer that is referred to in this communication. Upon commencement of such exchange offer, Avery Dennison will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including an offer to exchange and related documents. Holders of HiMEDS Units may obtain documents Avery Dennison files with the Security and Exchange Commission, including the Schedule TO and related exhibits, free from the Securities and Exchange Commission’s Electronic Document Gathering and Retrieval System, which may be accessed at www.sec.gov, and the investor relations section of Avery Dennison’s website, which may be accessed at www.investors.averydennison.com.
ITEM 12: Exhibits
(a)(5) Press Release, dated January 27, 2009.
     Pursuant to General Instruction D to Schedule TO, no signature is required for the filing of pre-commencement communications.